Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205960

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.
SUPPLEMENT NO. 2 DATED JULY 9, 2018
TO THE PROSPECTUS DATED APRIL 9, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 9, 2018, as supplemented by Supplement No. 1 dated May 31, 2018. Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status and anticipated termination of our public offering;

•
our acquisitions of Pinnacle Beaumont ALF located in Beaumont, Texas and Grand Junction MOB located in Grand Junction, Colorado; and our potential acquisitions of Edmonds MOB located in Edmonds, Washington; Missouri SNF Portfolio located in Florissant, Kansas City, Milan, Moberly, Salisbury, Sedalia, St. Elizabeth and Trenton, Missouri; Pinnacle Warrenton ALF located in Warrenton, Missouri; and Glendale MOB located in Glendale, Wisconsin;

•	the declaration of distributions to our stockholders; and

•	updates to the “Director Compensation” section of our prospectus.

Status and Anticipated Termination of Our Public Offering
We commenced our initial public offering of shares of our common stock on February 16, 2016. We are offering up to approximately $2,800,000,000 in shares of Class T common stock and $200,000,000 in shares of Class I common stock in our primary offering. We are also offering up to an aggregate of $150,000,000 in shares of our Class T and Class I common stock pursuant to our distribution reinvestment plan, as amended, or DRIP. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock.

As of July 2, 2018, we had received and accepted subscriptions in this offering for 49,696,557 shares of Class T common stock, or approximately $496,821,000, and 3,176,398 shares of Class I common stock, or approximately $29,539,000, excluding shares of our common stock issued pursuant to the DRIP. As of July 2, 2018, approximately $2,303,179,000 in shares of our Class T common stock and $170,461,000 in shares of our Class I common stock remained available for sale to the public pursuant to our offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in our offering until the earlier of February 16, 2019, or the date on which the maximum offering amount has been sold. We do not anticipate extending our offering beyond February 16, 2019.

Acquisitions
The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section beginning on page 10 of our prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions — Acquired Properties” section beginning on page 132 of our prospectus:
Acquired Properties
As of July 6, 2018, we had completed 24 real estate acquisitions whereby we owned 45 properties, comprising 47 buildings, or approximately 2,871,000 square feet of gross leasable area, or GLA, for an aggregate contract purchase price of $587,090,000. Acquisitions completed between May 24, 2018 and July 6, 2018 are listed below:

Acquisition(1)	Type of Property	GLA (Sq Ft)	Occupancy(2)	Date Acquired	Contract Purchase Price	Line of Credit and Term Loan(3)	Property Taxes(4)	Location
Pinnacle Beaumont ALF(5)	Senior Housing — RIDEA	61,000	83.6%	07/01/18	$19,500,000	$19,400,000	$142,000	Beaumont, TX
Grand Junction MOB	Medical Office	83,000	100%	07/06/18	$31,500,000	$31,400,000	$270,000	Grand Junction, CO
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(1)	We own 100% of our properties acquired between May 24, 2018 and July 6, 2018 with the exception of Pinnacle Beaumont ALF, as described below.

(2)
Occupancy includes all leased space of the respective acquisition including master leases, except for our senior housing — RIDEA facilities, as defined below, where occupancy represents resident occupancy on the available units of the RIDEA facilities. The operation of healthcare-related facilities utilizing the structure permitted by the REIT Investment Diversification and Empowerment Act of 2007 is commonly referred to as a “RIDEA” structure.

(3)	Represents borrowings under our line of credit and term loan with Bank of America, N.A., or Bank of America, and KeyBank, National Association, or KeyBank, at the time of acquisition.

(4)	Represents the real estate taxes on our properties for 2017.

(5)
On July 1, 2018, we completed the acquisition of Pinnacle Beaumont ALF pursuant to a joint venture with MStar Pelican Bay Holdings, LLC, an affiliate of Meridian Senior Living, LLC, an unaffiliated third party. Our ownership of the joint venture is approximately 98%.

We financed the purchases of these properties using the net proceeds from this offering and borrowings under our line of credit with Bank of America and KeyBank, or a combination of such sources as described in the table above. For each of these properties, we paid our advisor a base acquisition fee of 2.25% of the portion of the aggregate contract purchase price paid by us. For each of these properties, we also accrued a Contingent Advisor Payment of 2.25% of the portion of the aggregate contract purchase price paid by us, which shall be paid to our advisor subject to the satisfaction of certain conditions as described more fully in this prospectus. American Healthcare Investors or its designated personnel provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts of these properties. Among other things, American Healthcare Investors or its designated personnel have the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to authorize payment of property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of our property acquisitions in accordance with the compensation provisions described in our prospectus.

The following information should be read in conjunction with the discussion contained in the “Acquisitions — Potential Acquisitions” section beginning on page 5 of Supplement No. 1 dated May 31, 2018:

Potential Acquisitions
Between May 24, 2018 and July 6, 2018, we, through our subsidiaries, entered into purchase and sale agreements for the acquisitions of the following properties from unaffiliated third parties:

Property Name	Type of Property	GLA (Sq Ft)	Occupancy(1)	Contract Purchase Price	Date of Purchase Agreement	Location
Edmonds MOB	Medical Office	55,000	100%	$23,500,000	06/07/18	Edmonds, WA
Missouri SNF Portfolio	Skilled Nursing	384,000	100%	88,200,000	06/07/18	Florissant, Kansas City, Milan, Moberly, Salisbury, Sedalia, St. Elizabeth and Trenton, MO
Pinnacle Warrenton ALF	Senior Housing — RIDEA	34,000	90.9%	8,100,000	06/20/18	Warrenton, MO
Glendale MOB	Medical Office	43,000	80.3%	7,600,000	06/25/18	Glendale, WI
Total		516,000		$127,400,000
___________

(1)
Occupancy includes all leased space of the respective acquisition including master leases, except for our senior housing — RIDEA facilities where occupancy represents resident occupancy on the available units of the RIDEA facilities.

Edmonds MOB
On June 7, 2018, we, through GAHC4 Edmonds WA MOB, LLC, our wholly-owned subsidiary, entered into a real estate purchase agreement and escrow instructions with Edmonds Professional Center, LLC, or Edmonds MOB seller, and First American Title Insurance Company, as escrow agent, for the purchase of Edmonds MOB, a two-story medical office building consisting of approximately 55,000 square feet of GLA located in Edmonds, Washington for a contract purchase price of $23,500,000, plus closing costs. Edmonds MOB is currently 100% leased to nine tenants, including Virginia Mason Health System, which currently leases approximately 52.3% of the building. Medical services provided at Edmonds MOB include podiatry, physical therapy, ophthalmology, family medicine, surgery, chiropractic, pain management, cardiology, pulmonary/asthma and pharmacy. We are not affiliated with Edmonds MOB seller or First American Title Insurance Company.
Missouri SNF Portfolio
On June 7, 2018, we, through GAHC4 Missouri SNF Portfolio, LLC, our wholly-owned subsidiary, entered into a purchase and sale agreement, or the Missouri SNF Porfolio Purchase Agreement, with Bridgewood Associates, L.L.C., Salisbury Associates LLC, Crestwood Associates, L.L.C., Sedalia Associates, L.P., Milan Associates, L.L.C., Eastview Associates, L.L.C., M-S Associates, L.P. and BKY Properties of St. Elizabeth LLC, or collectively the owner sellers, Bridgewood Health Care Center, L.L.C., Chariton Park Health Care Center, L.L.C., Crestwood Health Care Center, L.L.C., Four Seasons Living Center, L.L.C., BKY Healthcare of Milan, Inc. d/b/a Milan Health Care Center, Eastview Manor, Inc. d/b/a Eastview Manor

Care Center, North Village Park, L.L.C., and MMA Healthcare of St. Elizabeth, Inc., d/b/a St. Elizabeth Care Center, or collectively, the operators, and together with the owner sellers, the Missouri SNF Portfolio sellers, and TLG II, L.L.P., as parent guarantor, for the purchase of certain real property and certain other property and interests relating to the use and operation of eight skilled nursing facilities as set forth in the Missouri SNF Portfolio Purchase Agreement, located in Florissant, Kansas City, Milan, Moberly, Salisbury, Sedalia, St. Elizabeth and Trenton, Missouri, or the Missouri SNF Portfolio, for a contract purchase price of $88,200,000, plus closing costs. Missouri SNF Portfolio, consisting of approximately 384,000 square feet of GLA and 1,112 beds, offers skilled nursing, residential care and other ancillary healthcare services and will be 100% occupied at time of acquisition. We are not affiliated with the Missouri SNF Portfolio sellers or parent guarantor.
Pinnacle Warrenton ALF
On June 20, 2018, we, through GAHC4 Pinnacle Senior Housing Portfolio, LLC, our wholly-owned subsidiary, entered into a purchase and sale agreement with Warrenton Clearpath Property Investment, LLC, or Pinnacle Warrenton seller, for the purchase of Pinnacle Warrenton ALF, a senior housing facility located in Warrenton, Missouri for a contract purchase price of $8,100,000, plus closing costs. Pinnacle Warrenton ALF, consisting of approximately 34,000 square feet of GLA and 53 units, offers assisted living and memory care services and is currently 90.9% occupied. Upon acquisition of the property, we intend to operate Pinnacle Warrenton ALF utilizing the RIDEA structure. We are not affiliated with Pinnacle Warrenton seller.
Glendale MOB
On June 25, 2018, we, through GAHC4 Glendale WI MOB, LLC, our wholly-owned subsidiary, entered into a real estate purchase agreement and escrow instructions with Glendale Medical Development Partners, LLC, or Glendale MOB seller, and First American Title Insurance Company, as escrow agent, for the purchase of Glendale MOB, a two-story, multi-tenant medical office building consisting of approximately 43,000 square feet of GLA located in Glendale, Wisconsin for an aggregate contract purchase price of $7,600,000, plus closing costs. Glendale MOB is currently 80.3% leased to eight tenants, including Fresenius Kidney Care, which currently leases approximately 27.6% of the building, CleanSlate Medical Group and Health Dynamics. Medical services provided at Glendale MOB include hemodialysis, outpatient addiction treatment, medical and surgical eye care, physical, occupational and speech therapy, preventive care and oral surgery. We are not affiliated with Glendale MOB seller or First American Title Insurance Company.
We expect that American Healthcare Investors or its designated personnel will provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to each of these properties except with respect to Missouri SNF Portfolio, for which American Healthcare Investors or its designated personnel will receive a property management oversight fee of 1.0% of the gross monthly cash receipts.

We intend to finance the purchases of these properties from funds raised through this offering and debt financing. We also anticipate paying an acquisition fee to our advisor based on the contract purchase price paid by us for each of the properties, as described in our prospectus. We anticipate closing these potential acquisitions in the third quarter of 2018; however, we can give no assurance that the closings will occur within this timeframe, or at all. These potential acquisitions are subject to substantial conditions to closing. Our decision to consummate the acquisitions will generally depend upon:

•	the satisfaction of the conditions to each of the acquisitions contained in the relevant agreements;

•	no material adverse change occurring relating to each of the properties, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from this offering and financing proceeds to make each of these acquisitions; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot give any assurances that the closing of these acquisitions is probable.

In evaluating each of these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including the overall valuation based on net operating income, location, demographics, quality of the tenants, length of leases, price per square foot, occupancy, and the fact that the overall rental rate at each property is comparable to market rates. We believe that each of these properties is well located, well maintained and has been professionally managed. Each property will be subject to competition from similar medical office buildings, skilled nursing facilities or senior housing facilities within its market area, and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire these properties.

Declaration of Distributions
The third paragraph of the “Prospectus Summary — Distribution Policy” section on page 25 of our prospectus and the ninth paragraph of the “Description of Capital Stock — Distribution Policy” section beginning on page 196 of our prospectus are superseded in their entirety as follows:

On June 28, 2016, our board of directors authorized a daily distribution to our Class T stockholders of record as of the close of business on each day of the period commencing on July 1, 2016 and ending on September 30, 2016 and to our Class I stockholders of record as of the close of business on each day of the period commencing on the date that the first Class I share was sold and ending on September 30, 2016. Subsequently, our board of directors authorized on a quarterly basis, a daily distribution to our Class T and Class I stockholders of record as of the close of business on each day of the quarterly periods commencing on October 1, 2016 and ending on September 30, 2018. The daily distributions were or will be calculated based on 365 days in the calendar year and are equal to $0.001643836 per share of our Class T and Class I common stock, which is equal to an annualized distribution of $0.60 per share. These distributions were or will be aggregated and paid in cash or shares of our common stock pursuant to the DRIP monthly in arrears, only from legally available funds.

Director Compensation
The first paragraph of the “Management of Our Company — Compensation of Directors and Officers — Director Compensation” section beginning on page 97 of our prospectus is superseded in its entirety as follows:
Pursuant to the terms of our director compensation program, including our 2015 Independent Directors Compensation Sub-Plan, a sub-plan of our 2015 Incentive Plan, our independent directors receive the following forms of compensation:

•
Annual Retainer. Until July 1, 2018, our independent directors received an aggregate annual retainer of $50,000, which was paid on a quarterly basis at the commencement of each quarter for which an individual served as an independent director. Until July 1, 2018, the chairman of the audit committee received an additional aggregate annual retainer of $7,500, which was paid on a quarterly basis at the commencement of each quarter for which an individual served as the chairman of the audit committee. Effective as of July 1, 2018, our independent directors receive an aggregate annual retainer of $65,000, which is paid on a quarterly basis at the commencement of each quarter for which an individual serves as an independent director. Additionally, effective as of July 1, 2018, the chairman of the audit committee receives an additional aggregate annual retainer of $10,000, which is paid on a quarterly basis at the commencement of each quarter for which an individual serves as the chairman of the audit committee.

•
Meeting Fees. Our independent directors receive $1,500 for each board of directors meeting attended in person or by telephone and $500 for each committee meeting attended in person or by telephone, which is paid monthly in arrears. The chairman of each committee, other than the audit committee chairman, also may receive additional compensation. If a board of directors meeting is held on the same day as a committee meeting, an additional fee will not be paid for attending the committee meeting.

•
Equity Compensation. In connection with their initial election to our board of directors, each independent director receives 5,000 shares of restricted Class T common stock pursuant to the 2015 plan, and an additional 2,500 shares of restricted Class T common stock pursuant to the 2015 plan in connection with his or her subsequent election each year, provided that such person is an independent director as of the date of his or her re-election and continually served as an independent director during such period. Additionally, effective as of July 1, 2017 and July 1, 2018, we granted each of our independent directors an additional 5,000 shares of restricted Class T common stock pursuant to the 2015 plan in consideration of their past services rendered. The restricted shares vest as to 20.0% of the shares on the date of grant and on each anniversary thereafter over four years from the date of grant.

•
Other Compensation. We reimburse our directors for reasonable out-of-pocket expenses incurred in connection with attendance at meetings, including committee meetings, of our board of directors. Such reimbursement is paid monthly. Our independent directors do not receive other benefits from us.

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